Exhibit (a)(5)(G)

AMERICAN TOWER CORPORATION COMPANY CONFERENCE PRESENTATION | DEC 06, 2021

Presentation

Batya Levi

UBS Investment Bank, Research Division

Okay. Great. Welcome, everyone, to UBS Global TMT Conference. I’m Batya Levi, Communications Infrastructure Analyst at UBS.

Our next presenter is Rod Smith, CFO of American Tower. Rod, thank you so much for joining us.

Rodney M. Smith

Executive VP, CFO & Treasurer

You’re welcome. Good morning, Batya. It’s great to be here with you.

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AMERICAN TOWER CORPORATION COMPANY CONFERENCE PRESENTATION | DEC 06, 2021

Question and Answer

Batya Levi

UBS Investment Bank, Research Division

Great. Thank you. So why don’t you start off with maybe a quick overview of your strategic focus for the company as we head into next year. This year was very eventful. What should we expect from AMT in ‘22?

Rodney M. Smith

Executive VP, CFO & Treasurer

Yes, it’s a great question. We had a very active certainly 2021, and we had a very active 2020, as you know. Going forward, our strategic priorities are not different than they have been in the past. So we’re certainly going to be focused and even hyper-focused on driving strong, sustainable organic growth across our businesses globally.

And that’s really represented in organic tenant billings growth, on our tower sites around the globe. And I will say we’re excited about what we see in terms of demand for tower space globally. Much of that demand is being driven by the global rise in data consumption through mobile networks that ends up running through tower sites, of course.

We see many carriers around the globe investing in 4G networks and building out 4G networks. We’re seeing a rise in smartphone penetration around the globe, and that’s driving certainly data consumption in a lot of the emerging markets. In Latin America, India and Africa, of course, the U.S. and Europe are well entrenched in the 4G technology.

And we’re excited about 5G as the carriers in the U.S. as well as in Europe, really prepare and begin the early stages of their 5G deployments. We think that’s going to be kind of the driver for the next leg of sustainable long-term growth on our tower sites.

And combined with that, we certainly are constantly focused on operational excellence, making sure that our business performs well for our customers.

And in particular, there’s a couple of things I would note. One is integrating the Telxius assets and quite frankly, the inside assets in the U.S., which both of those transactions have been integrated in the business. We will be done with the Telxius integration by the end of this year. So a pretty quick turnaround. It really takes us a couple of quarters to integrate a pretty large portfolio into our business.

And I would highlight that with the Telxius transaction, not only did we get a really good set of assets in a really good collection of countries with a really strong counterparty in really good terms and conditions in terms of the leaseback environment, but we also picked up very talented and dedicated staff, both in Germany and in Spain as well as some down in Latin America, but particularly in Germany and in Spain. So that’s been really, really good.

And then, of course, ESG is a focus globally. We are focused on diversity and inclusion. We’re focused on reducing our carbon footprint over time. We spent a lot of time working on and thinking about DEI and DEI metrics and in SG&A kind of broadly speaking. So that’s always a focus.

Batya Levi

UBS Investment Bank, Research Division

Great. That’s a good overview. I’d like to start with the recent acquisition CoreSite. Can we maybe revisit why this acquisition is the right strategic move at this time for American Tower?

Rodney M. Smith

Executive VP, CFO & Treasurer

Yes, absolutely. It’s a great question. It’s one that we’ve had a lot of discussions over the last several weeks with many of the people in the audience and in the investors certainly.

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AMERICAN TOWER CORPORATION COMPANY CONFERENCE PRESENTATION | DEC 06, 2021

When it comes to CoreSite, a couple of things that I would highlight. Number one is, I’d like to — let’s start with the asset in particular, because we do believe it’s a very unique, high-quality set of assets that CoreSite brings to us. It’s basically 20 buildings, heavily network-dense kind of facilities that include 21 critical cloud on-ramps. It also spans across more than 30,000 interconnections in these facilities.

So the way to think about CoreSite is that it really is a unique set of assets given its size in the amount of cloud access on ramps it has and the number of interconnection points. So the CoreSite management really right back from day 1 were focused on building a network of assets that were focused on interconnection and cloud on-ramps. It’s not a lot of retail data center space where companies are off-prem-ing their compute power and cooling their servers and those sorts of things. It really is focused on cloud access and interconnection and that’s what attracted us to the asset.

And it’s distributed in the U.S. across 8 key markets for us and well distributed throughout the country for our purposes. So they’ve got a couple of locations in California. They’re up in San Francisco. They’re down in Los Angeles. They’re in Chicago. They cover down into the Denver area. And then jumping over to the East Coast, they’re in Boston, they’re in New York, they’re in Northern Virginia and right down into Miami. We have a couple of facilities that we own previously in the Southeast in Georgia.

So that distribution across the country, both north and south and east and west across 8 key markets in housing those cloud on-ramps with all the major cloud players in those 30,000 interconnections, cross connects that are happening. That really is the key to the asset for us. So it is unique and it’s well positioned for our purposes. For us, we are strong believers in the edge in terms of compute power moving out to the edge.

We do see that being driven by a sharp increase in 5G networks and 5G data-driven consumption at the mobile edge. And we do think applications are quickly being developed and coming down the pike will require lower latency, much lower latency than what you can drive in a traditional 4G network.

And we do see that the Internet, you’ve heard people say in the past that more and more activities in entertainment are going to be stored in the Internet, and people will be connecting to that through the Internet. And more often as we go forward, more and more people will be accessing the Internet through wireless networks. It’s also true that more and more of the content that people connect into will be cloud-based, and will have cloud-native networks where lots and lots of things will be stored up in the cloud.

Even the augmented reality products, the virtual reality when it comes to car and cloud automated vehicles and those sorts of things, certainly entertainment, gaming, all those types of activities, those products in the compute power in the back end will actually be in the cloud. So we believe that, that cloud access needs to be much more distributed than it is today.

Instead of having cloud access across major metropolitan markets in the U.S., the cloud companies are going to want that access to be distributed throughout the country. And we sit back with 40,000 sites that have power and telco and wireless carrier presence with base radios. We think it’s a great place for the cloud access points to be distributed too. So that’s that certainly is a key point.

And then the other from the, let’s say, the edge in the wireless carriers and their subscribers will be demanding lower latency for the applications that run across handsets and mobile devices. And we believe that lower latency will be achieved by putting compute power connected with cloud access right at the base radios and to the extent that those base radios are and will be located at the tower side, we think our assets are perfect for that.

So we think that by us having a really robust, high-quality tower portfolio distributed throughout the U.S., that portfolio is perfectly positioned for the cloud providers to push their cloud access out to those sites. And it’s also perfectly positioned for the wireless carriers to do computing right there at the site and keep their base radios right there at the site and to be able to connect into those cloud on ramps right at the site. So that’s kind of the vision longer term in a very simple form. So we view the CoreSite acquisition as a way of enhancing the growth rates on our tower sites and elongating that out into the future as these networks transition from 4G to 5G, we think there’s an opportunity to have a whole another revenue stream created at the tower site.

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AMERICAN TOWER CORPORATION COMPANY CONFERENCE PRESENTATION | DEC 06, 2021

And we think the reality of that happening for us is enhanced by having direct control over these 21 critical cloud on-ramps as well as these 32,000 interconnection facilities across 8 key markets in the U.S. So this is not about us jumping into the data center space. It’s about us finding a very, I think, creative way of adding value and increasing the probability of edge computing being another revenue stream for us at our tower sites by being able to have direct discussions and access to the cloud providers as customers in these key facilities and being able to offer our wireless customers these interconnection facilities that we have now and these 21 critical cloud on-ramps.

And as well as the flip side, which is offering the cloud companies 40,000 locations where they can distribute their cloud access points to land that’s available where we already have power and interconnect in this wireless network operators they’re operating today. So it’s a really neat situation. It’s a really good situation, but it’s all about driving additional value to the tower sites.

Batya Levi

UBS Investment Bank, Research Division

Right. So maybe if we start with that in terms of — you have very significant presence at the edge with the 40,000-plus sites. I guess can you dig in a little bit more why owning real estate in the core will help you leverage these sites more? And maybe tied to that, as you have been looking for that next tenant on your side for some time. How is the ownership of these assets going to expedite that process?

Rodney M. Smith

Executive VP, CFO & Treasurer

Yes, it’s a great question. And I — this is maybe just slightly semantics, but it’s not so much only in the brick-and-mortar in the core. What’s important to us is having the cloud on-ramps that we control and having these interconnections that we control. We think that there’s a lot of value in that — in being able to offer that to our wireless mobile network operators at the edge.

So for us to be able to talk to the MNOs about giving them direct access into the cloud through these connection points is critical. These edge compute facilities do not just stand on their own. They need to be connected into the cloud and into the networks. And that’s what CoreSite brings to us. So if we didn’t own that capability, we would have no choice but to turn that over to someone else. And that — the way we view it is that makes us a weaker negotiator partner in this mobile edge scenario where it will be multiple players.

It will be cloud companies, it will be tower companies, it will be MNOs and it will be network companies. And if we bring just tower assets, that’s not as powerful as bringing tower assets where we can connect you into the cloud and having those relationships with the cloud players and all the enterprise interconnects that happen at these facilities, we think it’s a really strong combination.

And now we can work directly with our mobile network operating partners, and we can link them right back into our own cloud on ramps. And we can work directly with the cloud on-ramp folks and offer them 40,000 parcels of land where they can pick and choose which ones work best for them to distribute their cloud access points to where if we didn’t own those, we’d be in a different situation.

So that’s really the key is having those 21 critical cloud on-ramps in the 32,000 interconnections that we get from CoreSite and the fact that they’re strategically located in 8 key markets across the U.S., from California over to the East Coast and North and South as well. They’re really well distributed where we can touch them with really all of our sites, all 40,000 of our sites.

With that said, we do think as the edge develops [indiscernible] that it will be developed through partnerships with mobile network operators, tower companies, data center companies and cloud companies. And again, owning the interconnection facilities puts us in a pretty good position to be really constructive in those discussions. So we’re open for future discussions around partnerships because we do think that remains a critical option going forward. But we also have some key assets here that we can do some things on our own as well.

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AMERICAN TOWER CORPORATION COMPANY CONFERENCE PRESENTATION | DEC 06, 2021

Batya Levi

UBS Investment Bank, Research Division

Right. I guess that brings the question in terms of what kind of scale do you need to reach to fully embark on this. And so how would you balance potentially owning more assets that will give you these capabilities versus partnerships? If you can kind of like talk to us about your decision-making process in terms of that. Do we — is it possible that is American Tower is going to kind of like go on more for M&A to add on more on these cloud on capabilities? And then the next thing is, do you need to own the assets the fiber assets that connect the core to the edge?

Rodney M. Smith

Executive VP, CFO & Treasurer

Yes. Great set of questions. So number one, I would say we think we have the scale that we need with CoreSite. Again, these 21 critical cloud on-ramps, the 30,000-plus interconnections across 8 key markets is really compelling for us. And the way they’re distributed throughout the U.S., we can get to them from our tower sites kind of across the country.

With that said, I do — there is a chance that we might identify a couple of markets where we want to expand into and that would be kind of ordinary course of business for CoreSite. We’re not looking at kind of a wholesale M&A focused looking for more data centers and kind of filling in and trying to compete with the size and scope of a footprint of like an Equinix or DLR. That’s not where we are headed.

We are really looking at just ensuring that we have access points that we can connect our tower sites into where we control it. And having that the ability to be a very credible partner in these discussions as people try to figure out who, what, where and when as the edge develops. And we think we get that through CoreSite with maybe just a couple of modest kind of add-ins, maybe a couple of city-level metro market level expansions over the next couple of years.

And we do think a lot of the capital that will be put into CoreSite over the next couple of years will come from their own operating cash flow. So the other thing that is really, really compelling for us that we spend a lot of time thinking about and analyzing is the fact that CoreSite is a very high-quality set of assets. And we underwrote this transaction in a way that it supports itself. So we’re clearing our hurdle rates by 150 — a couple of hundred basis points just based on CoreSite continuing to function the way that it has. And that includes driving revenue growth rates in the upper single-digit range, let’s call it, 6% to 8%, driving equivalent levels of EBITDA growth. And they invest about $150 million annually kind of into their business.

We think under our ownership, they’ll have access to a little bit more capital that comes out of their own cash flow. So we think that capital investment could come up to $200 million a year, maybe $250 million a year. That would give them the opportunity to accelerate a few projects that are on the radar screen that could further enhance and continue that strong growth rate that they’ve had over time. So we look forward to that.

But we’re not looking at expanding the data center portfolio significantly through M&A. We’re not trying to compete from a size and scope of DLR and Equinix. We have basically what we need for this mobile edge transition in 5G networks just through the CoreSite acquisition.

So the key here is that CoreSite really does stand alone. We see very little downside in terms of this because we think the revenue drivers are really strong in terms of the amount of activity that are happening in these very well interconnected facilities that CoreSite has. And we think that this asset is also accretive to our U.S. growth rates and it’s also kind of in line and supportive of our double-digit AFFO per share growth rate, and it’s accretive on an AFFO per share basis kind of right out of the gate. That’s always important to us. So stand-alone, this asset looks pretty good.

The reason we’re buying it is because it looks really good, it stands alone, create some value. But in addition, there’s significant potential upside if we can use it to drive additional revenue streams to the tower edge. And all of that upside is additive or in addition to the underwriting model that we have. And that could be pretty material when you think about where these 5G networks are going and how tower sites could be used for edge computing facilities in the future.

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AMERICAN TOWER CORPORATION COMPANY CONFERENCE PRESENTATION | DEC 06, 2021

And again, going both ways, right? The cloud company is pushing out to the edge to distribute their cloud access points as well as the wireless network operators needing to get that cloud access right when their base radios are to reduce latency, which there’s no better place to do that than the actual tower site itself.

Batya Levi

UBS Investment Bank, Research Division

Got it. And can you touch on how you plan to deploy this globally in terms of replicating this U.S. strategy eventually in Europe or some of the regions down the road?

Rodney M. Smith

Executive VP, CFO & Treasurer

Yes. Yes, absolutely. And again, just to echo, the underwriting stands alone on its own without international expansion and without mobile edge expansion. So mobile edge expansion and international expansion are complete upsides to the model.

With that said, our focus initially is going to be deploying U.S. It’s going to be making sure that, that business runs as well as it has run, maybe even a little bit better and that it does achieve the 6% to 8% revenue growth in, let’s say, EBITDA growth over time. We’ll be pursuing kind of this mobile network edge. That could take a lot of different shapes and the model there will be developed. And my sense is there could be some partnerships and other things that you’ll see happen in the industry, and we’ll be active in those discussions over the next certainly several quarters, but also the next several years.

Once we prove out the operating model in the U.S. and we prove out that we can drive additional revenue from mobile edge computing on to the tower sites, that’s when we may look and say where else could we replicate this internationally. And certainly, Europe comes to mind as a logical next step.

And with that said, it’s — we may not need to own the assets all over the globe. We may own some. We may partner with other people. There could be partnerships with traditional data center companies that bring those assets to the table. So the CoreSite acquisition is really around jump starting the whole process of evaluating and figuring out the mobile edge and driving that revenue to our sites and perfecting that model where cloud providers, network operators, mobile network operators and tower companies all work together to put these edge compute centers around tower sites. If we can get that happening in the U.S., then that’s the right time to then look abroad and say, how do we do it internationally.

And just like in the U.S., if we do it internationally, it’s going to be about how do we drive additional value to our tower sites. We are a tower company. We’re a large global tower company, and our focus is driving value onto those tower sites. That’s why we’re picking up CoreSite. It’s not to divert away from towers or to add a second asset class. It’s about how do we how do we increase and prolong the growth rates on the tower sites through mobile edge computing and having these interconnection facilities to help drive that.

Batya Levi

UBS Investment Bank, Research Division

Got it. Okay. Let’s move to your tower business and starting off with the U.S. You had provided a lot of detail in terms of how we should think about the U.S. organic growth in the near term and over a longer period of time. Maybe starting off first with Sprint and T-Mobile churn. Is there any change in the pacing of churn that we should think about that T-Mobile provided you in terms of the decommissioning activity in the near term or the numbers that you had given us still hold?

Rodney M. Smith

Executive VP, CFO & Treasurer

Yes, the numbers still hold, Batya. So that it’s important to note that, that Sprint churn is contracted in the new T-Mobile MLA that we have. So it’s not going to move around. It is the way we laid it out, and we’re seeing that happen. So I’ll give you the numbers just to make sure that everyone has it here. But we — for 2021, we will see an annualized $195 million of revenue kind of come off, and that’s going to come off — it came off beginning October 1 in our U.S. business.

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AMERICAN TOWER CORPORATION COMPANY CONFERENCE PRESENTATION | DEC 06, 2021

Moving into 2022, we’ll see another $60 million of annualized revenue kind of roll off. And then in 2023, $50 million. And when you get to 2024, the final piece will be about $70 million. So that’s contracted, that will run off, and that’s built into the longer-term guidance that we provided to The Street back in February.

And what I would point out there is you will see that reduce our organic tenant billings growth rates in the U.S., really in the next couple of years, most notably in 2022. But when you get out to ‘23 and beyond and out to ‘27, if you were to normalize the Sprint churn and not included in our numbers, we’re seeing an acceleration in our growth rates in the U.S., which is really important and compelling, and we’re seeing that because of the increased data demand on the 4G networks, the investments the carriers make in the 4G networks.

And now the addition of the early stages of 5G, some of the new spectrum that has been auctioned off in the U.S., notably the C-band spectrum, we see carriers beginning and preparing to deploy that. And we have an arrangement in a contract with DISH where they really will become the fourth carrier in the U.S., building a greenfield 5G only network. You put all those pieces together, and we are seeing our top line commitments in terms of organic tenant billings growth percentage increasing over time, really out over a long period of time out to 2027.

So that’s a pretty important fact. So once we get through this trough of the Sprint churn, we’re very excited about what the future of the tower rental business looks like, particularly driven by data mobile consumption in general, but also the addition of 5G networks. And we are seeing 5G networks rolling out in Europe and we know that, that will happen around the globe as well. So our global footprint is very well positioned to take advantage of that cycle.

Batya Levi

UBS Investment Bank, Research Division

Okay. And in the U.S., I believe you had said based on the MLA that you have pretty much 2/3 of the backlog is in the back. Can we talk potentially what could change that longer-term organic growth guidance based on maybe incremental activity coming from Verizon or the pacing of DISH?

Rodney M. Smith

Executive VP, CFO & Treasurer

Yes, absolutely. So the — when you look out from now out till 2027, and at the time, it was — I guess, it was a couple of quarters ago. So back in February, when we first put out our long-term guidance out to 2027, we had 2/3 of our revenue committed, contractually noncancelable, not just the revenue, but the revenue growth that we’re talking about out to 2027. And that includes the MLAs with folks like T-Mobile and AT&T, including DISH in there.

And it includes the underlying leases, let’s say, for Verizon, which is not necessarily the revenue growth, but it is the underlying leases. So even though Verizon is coming out of their holistic arrangement at the end of this year, they’re still under contract for all their sites out for another 4 or 5 years.

So that base revenue is in that secured portion, the two-thirds. So the pieces that aren’t in there is any site that comes up for renewal between now and then. So renewing any of those, extending any of those will be upside in terms of that percentage that’s committed. And Verizon is on — is assumed to be on an ala carte basis going forward starting in 2022.

So any activity from them out from 2022 up to 2027 is outside of the 2/3 committee because it would be ala carte. So any kind of a holistic deal with Verizon would increase that 2/3 number. So we feel really good about the long-term growth rates in the U.S. We’ve got a solid portion of that revenue and growth already contracted.

The things that could be upside to our growth rates is if DISH builds out accelerates their build, if they build more quicker. They accelerate their build or if they enhance or increase their build within that time frame between now and 2027, the assumption we have in for DISH is what’s contracted. So there’s no downside there because it’s contracted, but we’re not counting any upside in terms of our longer-term guide for the U.S.

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AMERICAN TOWER CORPORATION COMPANY CONFERENCE PRESENTATION | DEC 06, 2021

So to the extent that they accelerate things, that could be upside. And then Verizon, to the extent that they accelerate anything, we would get upside from that perspective. We’ve got Verizon in kind of at a normal run rate of activity. But given the 5G network expansion in the C-band auctions and the value that the carriers placed on there to the extent that they deploy that quicker than we might currently expect that could be upside.

And that’s kind of a clear upside for Verizon because they’ll be ala carte but there’s even potential upside from the other guys to the extent that they want to go beyond what they have the right to deploy in their holistic agreement. So anything that they do that’s outside of that which could happen if they accelerate the 5G builds, if they accelerate the CBN deployments and those sorts of things, there’s certainly potential for upside.

We currently have a committed revenue order book noncanceled but that runs north of $65 billion, up in that range. And a big chunk of that is just in the U.S. business in the range of north of $40 billion, almost $45 billion of that is just the U.S. revenue. So we’ve got a lot of revenue fully contracted on our sites going forward.

Batya Levi

UBS Investment Bank, Research Division

Got it. We just heard from Verizon CEO, and it looks like the C-band deployment is continuing as planned. From your perspective, are you seeing any delays maybe because of the FAA issues? And to the extent that the carriers need to revise a signal strength on maybe towers around the airport. Is that a potential opportunity for you?

And I’m also going to plug in one of the questions I got from the audience and it’s asking why the carriers are not aggressively building 5G networks right now? And our sense is that they’re going as fast as they can. And if you could provide some kind of view on your side would be helpful.

Rodney M. Smith

Executive VP, CFO & Treasurer

Yes. Yes. So the answer to your first question is we are not seeing any slowdown from the carriers as related to the FAA, FCC kind of disagreement over the C-band spectrum and trying to clear that for use, particularly around airports and for other reasons. So we’re not seeing any slowdown from that perspective. We’re not seeing any impacts. And we don’t expect any impacts, either in the short term, the near term or the long term there. We do believe that it’s an issue that will be worked out. So that’s sort of point number 1.

Point number 2 is when you think about the airports in Verizon and AT&T, reducing the power of their transmission when it comes to C-band spectrum in those areas, it’s — I mean we’re not viewing that as a huge upside potential for us.

Certainly, when you reduce the power, you shrink the footprint and the coverage area that you get. But my sense is in — that power reduction will be such a short-term view that they’re not going to fill in additional sites to compensate for that just yet unless it becomes a permanent reduction in power around airports.

If it’s a permanent reduction in power around airports, then you could see cell site splitting in those areas where they’re reducing power and trying to really manage where that spectrum propagates to and to get the right coverage, they could need a few extra sites around the airport.

So a permanent reduction in power potentially could be an upside for us. The temporary reduction in power, I think it will be kind of a temporary reduction in their C-band coverage around the airport, and they’ll fill that in with a lower band spectrum in and around the airport and then they’ll work things out. So not a lot there that we’re counting on in terms of upside and certainly nothing from a downside perspective.

And then the final point that you made relative to the audience question around the carrier is not aggressively deploying 5G. Yes. The one thing to really to note is that the 5G deployment is not something that happens quickly and over the short term. It is a long-term investment cycle for the carriers. That’s the way we view it. That’s what we’ve seen with every other technology upgrade across time and across our networks of towers. We saw it in 3G and 4G. The 4G investment cycle was north of 15 years or so where the carriers are investing in, in that network and bring it up.

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AMERICAN TOWER CORPORATION COMPANY CONFERENCE PRESENTATION | DEC 06, 2021

So when they initially turn on 5G, they can do that using a lot of lower-band spectrum and get nationwide coverage. But as and when they need lower latency on their handsets and the subscribers demand a truer 5G service, that’s going to require the mid-band spectrum to be pulled into the network.

So when that happens, the mid-band spectrum propagates less far, less well compared to the lower band spectrum. So then there’s a whole cycle of filling in and densifying the network. That will be a multiyear investment cycle to get that done. And then as more and more applications become available and the capacity of data, the data consumption and the capacity requirements go through the roof, continue to grow 30% a year over time, they’re going to need to continue to invest in those networks. So we see 5G as a long term, certainly multiyear, probably a decade or more investment cycle for the carrier. So it’s not something that starts and stops quickly. You don’t see a spike and it’s gone.

With that said, I would say that the carriers from our point of view, are very active in terms of building out their networks. You see that most notably in our services business, which is 100% higher than we originally expected it to be at the beginning of the year. We’ve increased our guidance from $120 million of services revenue, up well over $200 million, $230 million of services revenue. And that’s really driven by all 4 carriers being very active preparing their cell sites for 5G deployments and in kind of this race to 5G supremacy. So we are seeing a lot of activity out there when it comes to 5G and preparedness on behalf of the carriers.

Batya Levi

UBS Investment Bank, Research Division

Got it. One quick question on the U.S. in terms of CBRS deployment. Are you seeing any impact right now? Do you expect that to ramp?

Rodney M. Smith

Executive VP, CFO & Treasurer

Yes, very minimal impacts right now. We do think it’s an opportunity going forward. And to be honest, it’s not clear where it will go. The one thing we do know that if anyone wants to use CBRS unlicensed spectrum for outdoor networks for people to use, that will probably most likely propagate off of macro towers. So we do think that there is an opportunity to propagate the unlicensed portion of CBRS spectrum off of macro towers. So whether it’s one of the big companies like Amazon made some comments around that and maybe others jump into the fray. If they do want to build a terrestrial outdoor CBRS unlicensed network, it’s most likely going to be an event for the tower companies and for us include so that’s good.

The other thing — the other place that could be used in probably the first place you might see it really take hold is in the in-building area. So we’ve been doing a lot of work around in building and seeing CBRS in building. So the building owners have kind of the first right of the spectrum as it covers their buildings and it could very well be that building owners want to get unlicensed CBRS spectrum, propagating within their buildings and have their own proprietary LTE network within the building, and we can certainly help them with that.

It would be sort of an expansion of our indoor DAS networks that we have today across the U.S. So we do think you may see it start in an in-building setting, and then we could certainly see CBRS unlicensed be used outdoors, and it could be a revenue opportunity for tower companies. But it is very early as well. I would just note that.

Batya Levi

UBS Investment Bank, Research Division

Got it. Let’s move on to maybe your global asset starting off with Europe. You mentioned that the Telxius integration process is almost complete. Can you talk — I believe the growth in that region has been surprisingly faster than before. Maybe if you could give us an overview on how the leasing activity is? And maybe if you could also touch upon mostly rooftop assets there. How are those economics compare to your tower assets in the U.S.?

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AMERICAN TOWER CORPORATION COMPANY CONFERENCE PRESENTATION | DEC 06, 2021

Rodney M. Smith

Executive VP, CFO & Treasurer

Yes. Yes, absolutely. So Europe is a place that we’re — we’re very excited about Europe. We think Europe is a great market. And we’ve always thought Europe held a lot of promise. In past years, we just never found the right transaction for us, the right terms and conditions, the right kind of value proposition in Europe, but we did with the Telxius transaction. So we bought the Telxius portfolio, which is — which has Telefonica as the counterparty.

In Europe, it’s centered around Germany and Spain. And that’s a great set of assets for us. Not only did we get really good assets in those really good markets, but we also gained some really talented employees in both Germany and Spain that really help fill out the talent we need in Europe to be a leader in the tower space in Europe. So we’re certainly excited about that.

You did make reference to the fact that the growth rates are high. And I think you said surprisingly high. It’s not really a surprise to us. We saw that momentum building over many quarters. And that’s certainly one of the reasons that led us to execute on the Telxius transaction. The time was right for that because we did see an inflection in the growth rates. And it wasn’t an overnight inflection. It really developed over many, many quarters.

If you rewind the clock in Europe back 4 or 6 quarters ago, organic tenant billings growth rates were in the low single digits. And that was driven by 2 things. One is there was lower contributions from gross activity, colocation and amendment and there was also higher levels of churn. We’ve seen a shift in that, a steady shift over many quarters. And in Q3, in our business, we posted nearly 5.5% organic tenant billings growth for the quarter. And that comes with really solid colocation and amendment contributions up in the north of 6x — 6% — 6%, 6.5%, up in that range.

Again, we’ve seen that building as network operators have turned from decommissioning sites and decommissioning some overbuild sites, and now they’re really focused on filling in and preparing their network, not just for 5G, but also to handle all the data — the increased data consumption of our 4G networks.

So we’ve seen that steady increase in colocation and amendment activity. We’ve also seen a steady decrease in churn in the market. So the market, particularly in Germany and Spain and also in France, they’ve kind of transitioned beyond deconstructing overbuilding of sites that happened over the past decades. And now they’re really focused on. The networks are in good shape, and now they’ve got to invest in keeping up with data consumption and preparing for 5G.

And we see that continuing going forward. So if you look at our full year kind of guide for organic tenant billings growth in Europe, it’s around — it’s greater than 5%. We were below that earlier in 2021, right at about 5.5% now in Q3. If you do the math, it suggests that we’re going to be north of 6% for Q4. So that’s where we see continued increases there.

And we think that momentum is going to continue as we transition and head into to 2022. So Europe and the timing of our Telxius transaction in our current portfolio and our position in that market, we’re very pleased with, and we love the growth rates that we’re seeing there. And we — everyone knows we’re looking at potential new entrants in Germany with Drillisch 101, which hasn’t really come in yet. So if that comes in, that could be a really key factor for us as well. So really well positioned in Europe.

The other thing I would add to complement our great portfolio, the talented people we have as well as the good growth that we’re seeing on an organic basis, we’re building towers in Europe. We have built-to-suit agreements now with Orange and with Telefonica in the markets in Europe, and we’re building 300 towers or so this year. We’ll build more than that next year with the Telefonica transaction where we’re contracted to build 3,000 new towers in Germany and Spain for Telefonica. That’s a great build-to-suit program for us over a long period of time.

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AMERICAN TOWER CORPORATION COMPANY CONFERENCE PRESENTATION | DEC 06, 2021

And we’ll — and we have hundreds and maybe even a couple — more than 1,000 that were built for Orange over the coming years as well. So the build program in Europe is very constructive for us as well.

Batya Levi

UBS Investment Bank, Research Division

Okay. Great. I’m going to jump ahead to the last question and then if we have time, we’ll come back. But in terms of your capital allocation, you just mentioned that there is significant build-to-suit program. I believe it’s 40,000 to 50,000 towers over the next 5 years depending on different locations, potentially ramping up development CapEx for — to reignite growth for CoreSite. You do have the deal that you need to finance and potentially new assets could come up. I believe there are a lot of portfolios that are kind of looking for ownership, especially in Europe. How would you balance all of that? And what’s top of the priority for you that we should think about over the next 12 to 24 months?

Rodney M. Smith

Executive VP, CFO & Treasurer

Yes. Great question. So I’ll just remind everyone what our capital allocation philosophy and priorities are. And number one, we’re a real estate investment trust, the dividend is our #1 priority when it comes to capital allocation. So this year, well, dividend will return to investors nearly $2.3 billion or so. And that’s critical.

Our goal, our aim is to dividend out 100% of pretax income every year. That’s kind of the philosophy and the goal that we have. And looking out over the next several years, with CoreSite included in the mix, we expect our dividend to grow double digits over that time annually. So we’re still committed to that certainly.

Beyond that, we want to invest capital into the highest return assets we can and that is really our build-to-suit program around towers. So we expect that program to continue. You’re exactly right. We have an ambition and we see an ability to build 40,000 to 50,000 towers over the next 5 years, and that’s been kind of a rolling view that we’ve had the last couple of years.

In 2021, we’re going to build just about 7,000 towers and that’s with some disruptions with COVID, particularly in India and in Africa. So we’ve been building a lot of towers each year, and we do think that, that will continue. We’re driving double-digit mid-teens NOI yields day 1 in these new builds when it comes to places like India, Latin America and Africa, a little bit lower than that in Europe. And of course, we’re not building a lot in the U.S. because the economics don’t look great at the moment. So that is a priority, and we will continue to put capital towards that.

When it comes to CoreSite post acquisition, we expect that business to invest $150 million like they have been and maybe expand that up to $200 million to $250 million. If the projects are right and if the returns are right and the revenue growth and accretion is right, then we can expand that up. That capital is expected to come out of the CoreSite operating cash flow. So that’s not going to take away from any capital allocation we would do on the tower side generally. And that’s an important fact, right? We’re not compromising any of our ambitions around the tower portfolio to fund CoreSite over the next couple of years. CoreSite will be funded through its own cash flow.

So then beyond that, we look to do — to invest in M&A. And I would say you should think about us as when it comes to M&A, it’s really tower M&A around the globe, including the U.S. You’ve seen us be pretty active in the U.S., but also in Europe and other places. When it comes to M&A, we think the most attractive and exciting opportunities are likely to develop in Europe and maybe in some select markets in Asia. That’s kind of how we look at the globe at the moment. So we’re interested in both of those regions. We think there could be some compelling things happening there.

And with that said, to the extent that we do any M&A, we always run it up against share buybacks, and we’d like to do share buybacks. And we haven’t done share buybacks in the last several years. Post CoreSite, we will be at the higher end of leverage, we’ll be up in the high 5 similar to where we were after we did Telxius. So there will be a period where we’ll be focused on delevering. But you’ve seen us in the past, Batya, we delever fairly quickly. Oftentimes, we have the ability to delever much faster than kind of a normal schedule that we may put together. So we do look and we’ll be focused on delevering. Once we get through that, we’ll be looking at M&A opportunities and balancing that against share buybacks.

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AMERICAN TOWER CORPORATION COMPANY CONFERENCE PRESENTATION | DEC 06, 2021

And I would say that if the M&A environment doesn’t yield the right returns for us and doesn’t come with the right terms and conditions, we love our business the way it is, and we’d love to buy back shares whenever we have the opportunity to do so. That is definitely on our list of capital allocation. I do hope within the next couple of years, we do get back to buying back shares. I think we will have that opportunity.

But I would also say when it comes to M&A, it’s really we’re interested and exciting about things that could happen in Europe and in Asia. And we’re pretty sure things will happen. We’ll have to — what we’ll wait to see is if those deals will be executed for prices in terms of conditions that we find acceptable. If it does, we could be participants, if not, we’ll reserve our powder, we’ll delever a little bit and we’ll buy back shares.

Batya Levi

UBS Investment Bank, Research Division

Got it. That’s a great way to end it. Thank you so much, Rod, for joining us. Hopefully, next year in person.

Rodney M. Smith

Executive VP, CFO & Treasurer

Yes. Thank you. I hope to see you in person and the investors as well.

Batya Levi

UBS Investment Bank, Research Division

Thank you so much. Bye.

Rodney M. Smith

Executive VP, CFO & Treasurer

Thanks, Batya. Bye.

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains statements about future events and expectations, or “forward-looking statements,” all of which are inherently uncertain. We have based these forward-looking statements on management’s current expectations and assumptions and not on historical facts. When we use words such as “projects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “expects,” “forecasts,” “should,” “would,” “could,” “may” or similar expressions, we are making forward-looking statements. Examples of these statements include, but are not limited to, statements regarding the proposed closing of the transaction described above, American Tower Corporation’s (“American Tower”) ability to successfully integrate the assets it acquires or utilize such assets to their full capacity, including the integration of CoreSite Realty Corporation (“CoreSite”) following the consummation of the transaction described above, expected financial projections for the real estate portfolio and the impact on American Tower’s consolidated results, the expected consideration and the expected sources of funds to finance the transaction described above and the intention to finance the transaction consistent with maintaining American Tower’s investment grade credit rating. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to the ability of the parties to consummate the proposed transaction, uncertainties as to the timing of the tender offer and mergers, uncertainties as to how many of CoreSite’s stockholders will tender their stock in the offer, the possibility that competing offers will be made, the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, the effects of the transaction on relationships with employees, other business partners or governmental entities, the difficulty of predicting the timing or outcome of regulatory approvals or actions and the ability of American Tower to realize the benefits it expects from the transaction. For additional important factors that may cause actual results to differ materially from those indicated in these forward-looking statements, we refer you to the information contained in Item 1A of American Tower’s and CoreSite’s annual reports on Forms 10-K for the year ended December 31, 2020, each under the caption “Risk Factors” and in other periodic filings American Tower and CoreSite make with the Securities and Exchange Commission (the “SEC”), including current reports on Form 8-K and quarterly reports on Form 10-Q, as well as the Schedule TO and related tender offer documents filed by American Tower and the Schedule 14D-9 filed by CoreSite. You should keep in mind that any forward-looking statement we make in this press release speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. American Tower does not undertake any obligation to update the information contained in this communication to reflect subsequently occurring events or circumstances except as may be required by law.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of CoreSite nor is it a substitute for any tender offer materials that American Tower, Appleseed Merger Sub LLC, Appleseed Holdco LLC or CoreSite have filed with the SEC. A solicitation and an offer to buy shares of CoreSite is made only pursuant to the offer to purchase and related materials that American Tower filed with the SEC. American Tower has filed a Tender Offer Statement on Schedule TO with the SEC, and CoreSite has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. CORESITE’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of CoreSite at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting American Tower or CoreSite. Copies of the documents filed with the SEC by American Tower are available free of charge under the “Investor Relations” section of American Tower’s website at www.americantower.com. Copies of the documents filed with the SEC by CoreSite are available free of charge under the “Investors” section of CoreSite’s website at www.coresite.com.